UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  AUGUST 2003

Commission File Number: 0-22952

CRYOPAK INDUSTRIES INC.

(Translation of registrant’s name into English)

1053 Derwent Way, Delta, BC V3M 5R4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F …X… Form 40-F …….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……. No …X…

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________

NEWS RELEASE

CRYOPAK ANNOUNCES FY2004 FIRST QUARTER RESULTS

VANCOUVER, B.C. – August 21, 2003 – Cryopak Industries Inc. (TSX-V:CII) (OTCBB:CYPKF) today reported its results for the three-month period ended June 30, 2003.

Operating Results

Sales for the three-month period were $6.2 million, an increase of 127% over sales of $2.7 million during the same period last year. Gross profit increased to $2.2 million from $1.5 million in the prior year. The increase in sales and gross profit occurred because of the acquisition of Ice-Pak in October 2002 and the year over year increase in sales of the Company’s existing products.

Despite the increase in gross profit for the period, the net loss was ($0.6) million as compared to net earnings of $0.2 million in the prior year. The net loss was primarily due to higher general and administration expenditures for the period and significant foreign currency losses due to the strengthening of the Canadian dollar relative to the US dollar. The higher general and administrative expenses were primarily due to the addition of Ice-Pak’s personnel and additional legal, accounting, and advisory costs incurred during the period.

Management Changes

In mid-June 2003, as a result of the performance of the Company for Fiscal 2003, significant changes were made to the management team and a review of the entire operation was implemented. The new management team is in the process of reducing all non-essential spending, has initiated a review of the Company’s product lines to see where margins can be improved, and is in the process of installing a new management information system.

The Company is pleased to announce the appointment of Mr. Steve Belitzky as Chief Operating Officer, effective immediately. Mr. Belitzky, who earlier had accepted an interim assignment as COO, is one of the former owners of Ice-Pak and brings to this role over 30 years of experience in the temperature controlling products industry.

Convertible Loan Agreement

The principal and accrued interest owing on the matured $3.6 million convertible loan remains outstanding.  The Company continues to hold discussions with representatives for the holders of that loan with a view to formalizing an extension of the loan maturity or other resolution.

CRYOPAK INDUSTRIES INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

June 30,

March 31,

2003

2003

(Unaudited)

Assets

Current assets:

Short-term investments

$

6,133

$

6,133

Accounts receivable

3,863,162

3,999,698

Advances to related company

75,714

88,590

Inventory

1,351,288

2,164,001

Prepaid expenses

342,754

281,147

5,639,051

6,539,569

Property, plant and equipment

1,916,484

1,846,592

Long-term deposits

112,285

112,285

Intangibles and other assets (note 2)

1,354,629

1,501,981

Goodwill

5,953,268

5,953,268

$

14,975,717

$

15,953,695

Liabilities and Shareholders' Equity

Current liabilities:

Bank indebtedness

$

2,332,435

$

2,621,928

Accounts payable and accrued liabilities

3,359,977

3,658,897

Deferred revenues

134,124

123,408

Current portion of notes payable to related parties

166,667

166,667

Current portion of obligations under capital lease

239,089

210,424

Current portion of convertible loan

3,637,500

3,610,180

9,869,792

10,391,504

Note payable to related parties

333,333

333,333

Obligations under capital lease

533,694

366,204

10,736,819

11,091,041

Shareholders’ equity:

Share capital

7,736,061

7,736,061

Convertible loan

373,735

373,735

Warrants

225,610

225,610

Share purchase loan

(394,000)

(394,000)

Additional paid-in capital

296,379

296,379

Deficit

(3,998,887)

(3,375,131)

4,238,898

4,862,654

$

14,975,717

$

15,953,695

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2003 and 2002

2003

2002

Sales

$

6,155,495

$

2,706,662

Cost of sales (schedule 1)

3,933,978

1,252,485

Gross profit

2,221,517

1,454,177

Expenses:

Sales and marketing (schedule 2)

1,100,593

623,437

Administration (schedule 2)

928,857

403,789

Amortization

257,190

68,194

Interest on bank operating line

56,139

5,391

2,342,779

1,100,811

Earnings/(loss) from operations

(121,262)

353,366

Other earnings (expenses):

Other income/(expenses)

(317,441)

15,127

Interest on long-term debt and other financing costs

(185,053)

(199,726)

(502,494)

(184,599)

Net earnings/(loss)

(623,756)

168,767

Deficit, beginning of period

(3,375,131)

(448,039)

Deficit, end of period

$

(3,998,887)

$

(279,272)

Earnings/(loss) per common share (note 4):

Basic

$

(0.02)

$

0.01

Diluted

(0.02)

0.01

CRYOPAK INDUSTRIES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

Three months ended June 30, 2003 and 2002

2003

2002

Cash provided by (used in):

Operations:

Net earnings/(loss)

$

(623,756)

$

168,767

Items not involving cash:

Amortization

257,190

90,699

Accretion of convertible loan

27,320

35,202

Stock-based compensation

-

12,481

Write-off of deferred financing

67,127

-

Loss on disposal of property, plant and equipment

4,926

Changes in non-cash operating working capital:

Accounts receivable

136,536

(943,967)

Advances to related company

12,876

20,991

Prepaid expenses

(27,407)

(89,612)

Inventory

812,713

(370,102)

Accounts payable and accrued liabilities

(298,922)

(347,868)

Deferred revenue

10,716

81,378

379,319

(1,342,031)

Investments:

Purchase of property, plant and equipment

(33,147)

(84,575)

Short-term investments

-

(4,005,980)

(33,147)

(4,090,555)

Financing:

Change in bank indebtedness

(289,493)

494,852

Repayment of capital lease obligations

(56,679)

(54,363)

Issuance of shares for cash

-

6,019,000

Share issue costs

-

(537,340)

Repayment of notes payable

-

(428,462)

(346,172)

5,493,687

Increase in cash and cash equivalents

-

61,101

Cash and cash equivalents, beginning of period

-

42,615

Cash and cash equivalents, end of period

$

-

$

103,716

About Cryopak

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, as well as flexible hot and cold compresses, gel packs, and instant hot and cold packs. For more information about Cryopak Industries Inc. or its products, visit the Company’s Website at www.cryopak.com or call 1.800.667.2532.

Cryopak Industries Inc. trades on both the TSX Venture Exchange and the OTC Bulletin Board (TSX-V:CII and OTCBB:CYPKF).

ON BEHALF OF THE BOARD OF DIRECTORS

John Morgan, President, CEO

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.

Registrant

August 25, 2003

“Martin Carsky”

Date

Signature

Martin Carsky

Name

Chief Financial Officer

Position